UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         ADVANCED MEDICAL INSTITUTE INC.
        ________________________________________________________________
        (Exact name of registrant as specified in its corporate charter)


                         Commission File No.: 000-29531


            Nevada                                       88-0409144
_______________________________             ____________________________________
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


  6767 W. Tropicana Avenue, Suite 207
             Las Vegas, NV                                            89103-4754
________________________________________                              __________
(Address of Principal Executive Offices)                              (Zip Code)


                                 (702) 248-1047
              ____________________________________________________
              (Registrant's telephone number, including area code)


          (Former name or former address, if changed since last report)



                                February 2, 2005

                         Advanced Medical Institute Inc.

                                 Schedule 14f-1


                                  INTRODUCTION


         This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") and Rule 14f-1 thereunder, in connection with proposed changes in: (i) membership of the board of directors of Advanced Medical Institute Inc.; and (ii) change in control of Advanced Medical Institute Inc. The date of this information statement is February 2, 2005.

         This information statement is being mailed to stockholders of record as of January 31, 2005 and filed with the Securities and Exchange Commission (the "SEC") on February 2, 2005.

         On the tenth (10th) day after this Information Statement has been distributed to Shareholders, Advanced Medical Institute Inc., a Nevada corporation ("AMI" or the "ACQUIROR COMPANY") and its shareholders (the "AMI SHAREHOLDERS", and Advanced Medical Institute Pty Limited, an Australian company, ("AMI AUSTRALIA") and AMI Australia's shareholders (the "SHAREHOLDERS") whose names are set out in Schedule B of a certain Share Exchange Agreement ("AGREEMENT") (who have the right to subscribe for, but have not been issued, the number of shares of common stock of AMI set forth opposite each name) plan to consummate the transaction set forth in the Agreement.

         Pursuant to the Agreement, 14,600,000 of shares of Common Stock of AMI shall be issued to the Shareholders in accordance with the terms and conditions set forth in the aforesaid Agreement.

         A copy of the Agreement will be filed as an exhibit to a Form 8-K and is incorporated in its entirety therein.

         We expect that Christina Escobedo, Thomas Stanley Babcock and Tricia A. Willis will each resign as directors of the Board of AMI and be replaced by Jacov Vaisman, Forhad (Tony) Khan, Anatoly Fanshil, Mark Shabshay and Spiro Baramilis. The change in directors is expected to occur upon the Closing of the transaction contemplated.

         No action is required by the stockholders of AMI in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to AMI stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of AMI's directors occurs (otherwise than at a meeting of AMI Australia's stockholders).

         THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF AMI DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                         TRANSACTION WITH AMI AUSTRALIA

         On January 25, 2005, the Acquiror Company, AMI Australia, the AMI Shareholders and the Shareholders, entered into the Agreement. A copy of the Agreement has been filed as Exhibit 2.1 to the Form 8-K filed by AMI Australia on February 1, 2005.

         Under the Agreement, the Acquiror Company will, upon the consummation of the transactions contemplated by the Agreement (the "Closing"), acquire all of the outstanding capital stock of AMI Australia in exchange for the Acquiror Company's issuance to the Stockholders of 14,600,000 shares of the Acquiror Company's Common Stock. The issuance of the Acquiror Company's shares of Common Stock to the Stockholders is intended to be exempt from registration under the Securities Act of 1933, as amended ("Securities Act") pursuant to Section 4(2) thereof.

         Currently, the Acquiror Company has 10,400,000 shares of Common Stock outstanding. Accordingly, immediately following the Closing, the Stockholders will own approximately 58.4% of the issued and outstanding shares of the Acquiror Company's Common Stock, and the existing stockholders of the Acquiror Company will own 41.6% of the issued and outstanding shares of the Acquiror Company's Common Stock.

         The Acquiror Company is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Acquiror Company would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

         Advanced Medical Institute Pty Limited (On Clinic, Health Services For Men, Australian Momentum Health) was established in March 1993 to operate a chain of medical clinics for treatment of sexual dysfunction in men and women. AMI Australia operates 22 clinics Australia wide and has in excess of 100 employees including nurses and doctors.

         AMI Australia competes with rival treatments such as Cialis and Levitra. For the year ended December 31, 2003, the Company's sales were approximately AU$18 million (US$13.84 million).


                                VOTING SECURITIES


         As of January 31, 2005, there were ten million four hundred thousand (10,400,000) shares of our Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

         Prior to our issuance of a fifteen (15) shares of Common Stock for each one (1) share of Common Stock dividend to our shareholders of record on November 8, 2004, our officers and directors [Christina Escobedo (550,000 shares), Thomas Stanley Babcock (550,000 shares) and Tricia A. Willis (350,000 shares)] surrendered to AMI for cancellation an aggregate of 1,450,000 shares of Common Stock resulting in the ten million four hundred thousand (10,400,000) shares of our Common Stock outstanding as at November 8, 2004, December 30, 2004 and as of the date hereof.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth information regarding ownership of our common stock by each person known to us to own more than 5% of the outstanding shares of the common stock, each director and executive officer, and all directors and executive officers as a group as of January 31, 2005.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

_______________________________________________________________________________________________
                                                             Amount and Nature
                            Names and Addresses                of Beneficial         Percent of
Title of Class             of Beneficial Owners                Ownership(1)            Class
_______________________________________________________________________________________________

Common               Christina Escobedo*                           0                    -
                     9401 Monogram Avenue
                     North Hills, CA 91343

_______________________________________________________________________________________________
Common               Thomas Stanley Babcock*                       0                    -
                     2609 Salem Place
                     Fullerton, CA 92835
_______________________________________________________________________________________________
Common               Tricia A. Willis*                             0                    -
                     9087 S. Yosemite Street #1602
                     Lone Tree, CO 80124
_______________________________________________________________________________________________
                     TOTAL COMMON STOCK HELD BY                    0                    -
                     DIRECTORS, EXECUTIVE OFFICERS AND
                     BENEFICIAL OWNERS
_______________________________________________________________________________________________


__________________

1      Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within sixty
(60) days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants or convertible securities that are held by such person (not those held by any other person) and which are exercisable within sixty (60) days of the date indicated above, have been exercised. To date, the Company has not granted any options, warrants or any other form of securities convertible into its common stock.

*      Indicates Director or Executive Officer of the Company.



                                CHANGE OF CONTROL


         The following summary of the Agreement is a summary and is qualified in its entirety by references to the Agreement which we will file as an exhibit to a Report on Form 8-K with the SEC.

GENERAL


         The Shareholders have agreed to transfer to AMI, and AMI has agreed to acquire from the Shareholders, the outstanding capital stock of AMI Australia, which shall constitute 100% of the outstanding capital stock of AMI Australia, in exchange for 14,600,000 shares of the AMI's Common Stock to be issued on the Closing Date (the "AMI SHARES"), which AMI Shares shall constitute approximately 58.4% of the issued and outstanding shares of AMI's Common Stock immediately after the closing.

CONTROL OF AMI

         The aggregate number of shares which AMI is currently authorized to issue is twenty five million (25,000,000) shares of Common Stock. The respective rights attached to the Common Stock of the Acquiror Company are set forth in its certificate of incorporation.

         Prior to the Closing Date, 10,400,000 shares of AMI common stock are issued and outstanding. AMI has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock, other than as may be set forth in the Agreement.

         AMI will issue such number of shares of its Common Stock to the Shareholders, which as at the Closing Date will equal approximately 58.4% of all issued and outstanding shares of AMI.


                        CHANGES TO THE BOARD OF DIRECTORS


         The sole officers and directors of AMI are Christina Escobedo, Thomas Stanley Babcock and Tricia A. Willis each of whom will resign in accordance with the terms and conditions of the Agreement and release all claims for salaries, benefits or otherwise, against AMI. Prior to their resignations, they shall cause such persons nominated by AMI Australia to become new directors of AMI.

         We expect that upon the resignations of Christina Escobedo, Thomas Stanley Babcock and Tricia A. Willis and be replaced by Jacov Vaisman, Tony Khan, Anatoly Fanshil, Mark Shabshay and Spiro Baramilis (the "INCOMING DIRECTORS") will each join the Board as directors. The change in directors is expected to occur simultaneous with the Closing under the Agreement. This step is expected to be accomplished by written consent of the Board providing that the size of the Board will be increased.

         AMI Australia has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         The new members of the Board of AMI are as follows:

NAME                     AGE     BUSINESS EXPERIENCE


Jacov (Jack) Vaisman      59     Founder, CEO and Director of Advanced Medical
                                 Institute Pty Limited since 2000; Founder and
                                 Director of On Clinic International from 1993 to 2001; Consultant to Yayasan On Clinic since
                                 1993.

Forhad (Tony) Khan        43     General Manager of Advanced Medical Institute
                                 Pty Limited since 1996.

Anatoly Fanshil           54     Director of Australian Overseas Shipping
                                 Services Pty Limited; Experience with
                                 electrical systems mechanics and business development.

Mark Shabshay             56     Founder and Owner of taxi business since 2000.
                                 Owner and Director of a meat processing factory from 1990 to 2000.

Spiro Baramilis           47     Managing Director of Australian International
                                 Marine Services Pty Limited since 1992.

DR. JACOV (JACK) VAISMAN, PRESIDENT AND DIRECTOR - From February 2001 through the present, Dr. Vaisman has been the managing director, chief executive officer and a major shareholder of AMI Australia. Dr. Vaisman is responsible for the overall management and strategic direction of AMI Australia's Australian impotency business, with support from AMI Australia's general manager, Mr. Tony Khan, and financial controller, Mr. Dilip Shrestha.

Dr. Vaisman is also currently a consultant to and shareholder in Yayasan On Clinic, which operates a similar business in Indonesia. Yayasan On Clinic has 10 clinics in Indonesia and a client database with more than 75,000 customers.

From 1993 through 2001, Dr. Vaisman was the founder and director of On Clinic International in Australia.

FORHAD (TONY) KHAN, GENERAL MANAGER AND DIRECTOR - From 1996 through the present, Mr. Khan has been a Director and General Manager with AMI Australia. Prior to joining AMI Australia, Mr. Khan was the Director and sole operator of Australian Momentum Health ("AMH"), one of two medical establishments leading in providing impotency treatment in Australia. Mr. Khan was Sales Manager and then Operations Manager for On Clinic Australia prior to establishing AMH. Mr. Khan holds a Masters degree in Commerce and Accounting.

ANATOLY FANSHIL, DIRECTOR - From 1994 through the present, Mr. Fanshil has held the position of director of Australian Overseas Shipping Services Pty Limited. From 1991 to 1994, Mr. Fanshil was an engineering service manager for Australian Ocean Lines. From 1972 through 1991, Mr. Fanshil was employed by the Black Sea Shipping Company as an electrical engineer and also had oversight over the entire company for the repairs of various ships anchored in the seaports of Finland, Greece, Italy and Germany. Mr. Fanshil holds a degree in electrical engineering.

MARK SHABSHAY, DIRECTOR - From 2000 through the present, Mr. Shabshay was the owner of a taxi business. From 1990 to 2000, Mr. Shabshay was the owner and director of a meat processing factory. Prior to 1999 Mr. Shabshay owned and operated a retail store and taxi business. Mr. Shabshay has been the founder, owner and director of several closely held companies in Australia during the past 28 years.

SPIRO BARAMILIS, DIRECTOR - From 1992 through the present, Mr. Baramilis has been the owner and Managing Director of Australian International Marine Services Pty Limited, a company which supplies marine vessels. From 1981 through 1992, Mr. Baramilis was employed by Nautilus Trading PTY LTD (and its predecessor company, Baramilis Marine PTY LTD), a company that supplies vessels with provisions and technical supplies. Mr. Baramilis attended Sydney Technical College and was educated in the field of mechanical engineering.



                        DIRECTORS AND EXECUTIVE OFFICERS

         The following is a brief description of our directors and executive officers other than the Incoming Directors:

NAME                       AGE     BUSINESS EXPERIENCE

Christina Escobedo         52      Director of AMI since 1999;  Director of
                                   Engineering Assistant at KABC-TV.

Thomas Stanley Babcock     59      Director of AMI since 1999; President and
                                   Chief Financial Officer for Western
                                   Biomedical Enterprises since 1982; Manager with Clinical Systems Division of E.I. DuPont deNemours.

Tricia A. Willis           34      Director of AMI since 1999; Switch
                                   Provisioner with AT&T Local Services since
                                   1997; Preferred Customer Associate with
                                   United Parcel Service; Customer Service
                                   Representative for West Bank One.

CHRISTINA ESCOBEDO, PRESIDENT AND DIRECTOR - From 1992 through the present, Ms. Escobedo has been a Director of Engineering Assistant at KABC-TV and has been directly involved with daily newscast production, teleprompter operations and live shots.

THOMAS STANLEY BABCOCK, SECRETARY, TREASURER AND DIRECTOR - From 1982 through the present, Mr. Babcock has been the president and chief financial officer for Western Biomedical Enterprises, Inc. ("WBE"). WBE provides clinical laboratory equipment, supplies and technical support to hospital and independent laboratories throughout the Western United States. Mr. Babcock has also been a manager with Clinical Systems Division of E. I. DuPont de Nemours and Co. for more than ten years.

TRICIA A. WILLIS, DIRECTOR - From 1997 through the present, Ms. Willis has been employed by AT&T Local Services as a switch provisioner responsible for coordination of residential switch translations in both DMS and 5ESS switches. From 1994 to 1997, Ms. Willis was employed by United Parcel Service as a preferred customer associate, a liaison with preferred customers resolving shipping problems, billing issues and up-selling products. In 1994, Ms. Willis was a customer service representative for West Bank One responsible for new accounts, loan functions and tellering.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Acquiror Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Acquiror Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Acquiror Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Acquiror Company's common stock are required by SEC regulations to furnish the Acquiror Company with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Acquiror Company, or written representations that no reports were required, the Acquiror Company believes that for the fiscal year ended December 31, 2004 beneficial owners complied with
Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Acquiror Company's securities will file a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2004.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


         None of the above-referenced officers and directors has received or accrued any compensation from AMI.

                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           ADVANCED MEDICAL INSTITUTE INC.

                                           By: /s/ CHRISTINA ESCOBEDO
                                               ___________________________
                                           Name:   Christina Escobedo
                                           Title:  President

Dated:   February 2, 2005